

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2024

Qiyu Wang
Chief Financial Officer
VNET Group, Inc.
Guanjie Building, Southeast 1st Floor 10# Jiuxianqiao East Road
Chaoyang District
Beijing, 100016

> **Re: VNET Group, Inc.**
> **Schedule TO-I Filed December 28, 2023**
> **File No. 005-86326**

Dear Qiyu Wang:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed December 28, 2023

Summary Term Sheet, page 1

1. On page 2 and 5 of the Notice, we note your disclosure that the Company "plans to use its own funds *and proceeds from financing and/or refinancing activities* to pay the Repurchase Price for the Notes" (emphasis added). Please revise to explain the relevant "financing and/or refinancing activities" and briefly describe any plans or arrangements to repay any resulting debt obligations. Refer to Item 1007(d)(2) of Regulation M-A. For example, please delineate, if any, the portion of the funds you will use to repurchase the Notes that derives from the November 2023 Investment Agreement as opposed to cash on hand, given your disclosure on page 11 that "[t]he proceeds from the issuance of the Purchased Shares will be used to repay or redeem the Company's existing debts, including the Notes." Additionally, provide any relevant agreement as an exhibit to the Schedule TO as required by Item 12 of Schedule TO and Item 1016 of Regulation M-A.

2. Your disclosure on page 2 of the Notice indicates, among other things, that a Holder will be able to convert their Notes "at any time prior to the close of business on Thursday, July 31, 2025." Please revise to clarify whether, before the expiration of this tender

offer, Holders may convert their Notes into cash consideration outside of this tender offer, and whether the Company will pay such cash consideration before expiration of the tender offer. Additionally, please advise on whether such repurchase would be consistent with Rules 13e-4(f)(6) and 14e-5.

3.   See comment above. We also note your disclosure on page 6 under subsection "Redemption," that, under certain circumstances, "on or after February 6, 2024 . . . the Company may redeem for cash all or any portion of the Notes." Given that the tender offer is to expire on January 30, 2024, please advise on the Company's current intention, if any, with respect to such redemption prior to the expiration of 10 business days after the date of termination of the tender offer and how such redemption would be consistent with Rule 13e-4(f)(6).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Eddie Kim at 202-679-6943 or Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions